FORM OF SHAREHOLDER PROXY for the June 4, 2003 Annual Meeting

See reverse side for instructions for submitting your proxy

The UNDERSIGNED shareholder of Sun Life Financial Services of Canada Inc. (the “Corporation”) hereby appointsDonald A. Stewart, Chairman and Chief Executive Officer, or failing him, William W. Stinson, Lead Director, or failing him, a Director of the Corporation appointed by the Directors present at the meeting, or instead of any of the foregoing,                             as the proxyholder of the undersigned to attend, vote and act on behalf of the undersigned at the Annual Meeting of the Corporation to be held on June 4, 2003 and at a continuation of the meeting after any adjournment thereof, to the same extent and with the same powers as if the undersigned were personally present at such meeting or any such continuation thereof. A shareholder has the right to appoint a person other than those designated above by inserting the name of such person in the space provided above. Further particulars on all matters listed below can be found in the Management Information Circular dated April 17, 2003.

The Directors and management recommend shareholders vote FOR the matters below. Unless otherwise specified, the proxyholders designated by the Directors intend to vote FOR the matters below:				The Directors and management recommend shareholders vote AGAINST the matters below. Unless otherwise specified, the proxyholders designated by the Directors intend to vote AGAINST the matters below:
1.	CHANGE TO THE NAME OF THE CORPORATION	☐ FOR	☐ AGAINST	7.	SHAREHOLDER PROPOSAL #1	☐ FOR	☐ AGAINST

2.	AMENDMENT TO BY-LAW NO. 1 re: Annual Election of Directors	☐ FOR	☐ AGAINST	8.	SHAREHOLDER PROPOSAL #2	☐ FOR	☐ AGAINST

3.	AMENDMENT TO BY-LAW NO. 1 re: Maximum Directors’ Compensation	☐ FOR	☐ AGAINST	9.	SHAREHOLDER PROPOSAL #3	☐ FOR	☐ AGAINST

4.	AMENDMENT TO BY-LAW NO. 1 re: Alternate Chairman of Meeting	☐ FOR	☐ AGAINST	10.	SHAREHOLDER PROPOSAL #4	☐ FOR	☐ AGAINST

5.	ELECTION OF DIRECTORS UNTIL THE CLOSE OF THE ANNUAL MEETING HELD IN 2004, OR IF THE FIRST AMENDMENT TO BY-LAW NO. 1 IS NOT APPROVED, UNTIL THE CLOSE OF THE ANNUAL MEETING HELD IN THE YEAR BESIDE THEIR NAME			11.	SHAREHOLDER PROPOSAL #5	☐ FOR	☐ AGAINST

	01. Stanley H. Hartt — 2006	04. Donald A. Stewart — 2006
	02. John D. McNeil — 2004	05. William W. Stinson — 2004
	03. Sir Bob Reid — 2004

	To withhold your vote for an individual nominee, strike a line through that nominee’s name.

	☐ FOR all nominees listed above (except as marked to the contrary)

	☐ WITHHOLD for all director nominees listed above

6.	APPOINTMENT OF DELOITTE & TOUCHE LLP AS AUDITORS	☐ FOR	☐ WITHHOLD

Shareholder signature(s) – all shareholders must sign	Date (dd/mm/yy)

X

S-1

Notes to the Form of Proxy

This form of proxy is solicited by and on behalf of the Board of Directors and management. This proxy is valid only for the Annual Meeting on June 4, 2003 or a continuation of the Annual Meeting after any adjournment thereof.

a)	If the shareholder intends to vote by proxy, this form of proxy must be signed and dated by the shareholder. All signatures should agree with the names on this proxy. If the shareholder is a corporation, it must be signed by a duly authorized signing officer whose title should be provided.

b)	If this form of proxy is signed pursuant to a power of attorney, written evidence of the appointment of the attorney must be returned with the completed proxy.

c)	Should any of the nominees named in matter 5 of this proxy be unable to serve as a Director for any reason, the proxyholder reserves the right to vote for another nominee in his or her discretion unless the proxyholder has been specifically instructed on this form of proxy to withhold the vote for the election of Directors.

d)	This form of proxy confers discretionary authority upon the proxyholder with respect to matters that may properly come before the meeting.

e)	A duly completed form of proxy or alternate form of submission as described below, must be received by the Corporation’s transfer agent and registrar, CIBC Mellon Trust Company, no later than 4:30 pm (Toronto time) on Monday, June 2, 2003 or two business days prior to a continuation of the meeting after any adjournment.

f)	This proxy must be delivered in accordance with the provisions set out in the Management Information Circular dated April 17, 2003.

Instructions For Submitting Your Proxy

By Mail:	Mark, sign, date and return in the envelope provided.

By Fax:	Mark, sign, date and fax to 416-368-2502.